Exhibit 4.4

TERMS AND CONDITIONS
Agreement between Creative Intuition and business or individual identified on this agreement.
The Client/Individual listed below is subject to the following terms and conditions.

GENERAL WORKING AGREEMENT-This document defines the terms and conditions of our working relationship. All projects or services that Creative Intuition may be contracted to produce or provide for AmerElite Solutions will be subject to the following:

WORKING/BILLING PHASES - Based on our experience with long-term design communications projects, we have found that it is mutually advantageous to handle each project in logical working/billing phases.

Concept revisions, extensive alterations, or a switch in marketing objectives sometimes makes it impossible to accurately estimate in advance the total cost at a project. Planning the work, cost estimating, and billing in several phases permits Creative Intuition or AmerElite Solutions to adjust for such revisions/or halt work before completion if a project is postponed or canceled. Any canceled project Is billed only through phases and/or portions of phases that were actually completed by Creative Intuition. For each project, AmerElite Solutions will receive a proposal/estimate outlining the project specification and our proposed scope of services and working/billing phases. Each proposal estimate will contain a project budget, which includes estimated fees for professional services and separate itemized costs for anticipated out-of-pocket expenses.

We will begin work upon AmerElite Solutions approval of the written estimate. Your approval (written or oral) will constitute an agreement between us.

PAYMENT/ESTIMATES - AmerElite Solutions agrees to pay Creative Intuition in accordance with the terms specified in each proposal/estimate. On accounts that have not submitted a credit application and been approved by our credit department, will be required to pay 50% of the project cost before work can begin.

Unless otherwise specified, all subsequent balances due are payable upon art approval. Interest on past due balances is l8% per annum or 1.5% per month. We reserve the right to refuse completion or delivery of work until past due balances are paid.

Estimate: Billing will reflect the actual costs incurred. Valid for only 30 days from date on estimate. Client requested changes will be billed additionally. The Client will be notified of any price changes.

OUT-OF-POCKET EXPENSES - Fees for professional services do not include outside purchases such as, but not limited to, printing, photography, color printouts, laminating, illustrations, separations, shipping and handling or courier service. Expenses are itemized on each invoice. Expenses are subject to Arizona sales tax unless 1) You are a nonprofit organization; or 2) the work is for resale and you have submitted a resale certificate to Creative Intuition. If consultant or supervisory services are required in out-of town locations, we will bill lodgings, meals, and transportation at cast Reimbursement for mileage is calculated at current allowable rates. AmerElite Solutions shall have the right to pre-approve any and all reasonable and necessary expenses over $100.00 incurred by Creative Intuition prior to any such expense being incurred.

REVISIONS AND ALTERATIONS - New work requested by AmerElite Solutions and performed by Creative Intuition after a proposal/estimate has been approved is considered a revision or alteration. If the job changes to an extent that substantially alters the specifications described in the original estimate, we will submit a proposal revision memo to you, and a revised additional fee must be agreed to by both parties before further work proceeds.

Author's alterations and other copy charges requested after layouts or mechanicals are completed are billed at standard hourly rates

OVERTIME - Estimates are based on a reasonable time schedule, and may be revised to take into consideration your "Priority Scheduling" requests requiring overtime and weekends. Knowledge of your deadlines is essential to provide an accurate estimate. In addition, outside suppliers such as service bureaus charge a 100% to 200% markup on overtime after 5:30pm and weekends.

NATURE OF COPY - AmerElite Solutions agrees to exercise due diligence in its direction to us regarding preparation of materials and must be able to substantiate all clams and representations. You are responsible for all trademark, servicernark, copyright and patent infringement clearances. You are also responsible for arranging, prior to publication, any necessary legal clearance of materials we prepare.

ERRORS AND OMISSIONS - It is the AmerElite Solutions responsibility to check proofs carefully for accuracy in all respects, ranging from spelling to technical illustrations. Creative Intuition is net liable for errors or omissions. Your signature or that of your authorized representative is required on all mechanicals or artwork prior to release for printing or other implementation.

TELECOMMUNICATIONS - AmerElite Solutions shall pay for all transmissions charges. The Creative Intuition is not responsible for any errors, omissions or extra costs resulting from faults in the telephone, cable, satellite network or from incompatibility between the sending and receiving equipment.

INDEMNITY - AmerElite Solutions will indemnify  and hold harmless Creative Intuition for any loss or expense (including attorney’s fees) and aggress to defend Creative Intuition in any actual suit, claim or action arising in any way from our working relationship that does not directly or indirectly result from the negligence or misconduct of Creative Intuition.

OVER RUNS AND UNDER RUNS - The AmerElite Solutions will accept over runs or under runs that do not exceed 10% of the quantity ordered on all jobs. The Creative Intuition will bill for actual quantity delivered within this tolerance. If the AmerElite Solutions requires a guaranteed quantity, the percentage of tolerance must be stated at the time of quotation.

PLACEMENT OF ADVERTISING - At your request, we will purchase media space on your behalf through our media division. Space will be billed to you at current rates plus the standard agency commission.

INSPECTION OF BOOKS - Upon reasonable notice, any and all invoices from our vendors, time sheets and other documentation relating to your account will be available to you. Inspection at our studio by your authorized representative may be arranged during normal business hours.

PROPERTY AND SUPPLIER'S PERFORMANCE - Creative Intuition will take all reasonable precaution to safeguard the property you entrust to us, In the absence of negligence on our part, however, we are not responsible for loss, destruction or damage or unauthorized use by others of such property. We will use our best efforts to ensure quality and timely delivery of all printed (offset, silk-screened, embossed or otherwise reproduced) pieces. Although we may use our best efforts to guard against any loss to you through the failure of our vendors, media, or others to perform in accordance with their commitments, Creative Intuition is not responsible for failure on their part.

If you select your own vendors, other than those recommended by us, you may request that we coordinate their work. If at all possible, we will attempt to do so, but we cannot in anyway he held responsible for quality, price, performance or delivery.

LIEN - All materials or property belonging to the AmerElite Solutions, as well as work performed, may be retained as security until final payment is made In accordance with this agreement.

RIGHTS OF OWNERSHIP - Upon payment of all fees and expenses, Creative Intuition will grant all reproduction and/or usage rights to AmerElite Solutions, as outlined in the attached estimate/proposal, for all approved final materials created by Creative intuition for this project.

Where alterations or variations of the design are necessary, Creation Intuition will be given the opportunity to make such changes at an agreed additional charge.

We reserve the right to photograph and/or distribute or publish for our firms promotional and marketing needs any work we create for you, Including mock-ups and comprehensive presentations, as samples for our portfolio, firm news letter, brochures. slide presentations and similar media. We agree to store mechanical boards and Computer disks for a period of 6 months beyond the delivery of a job. Thereupon, we reserve the right to discard them.

TERM AND TERMINATION - The term of this agreement will continue for work In progress until terminated by either of us upon thirty (30) days written notice. It you should direct us at any time to cancel, terminate or "put on hold" any previously authorized purchase, we will promptly do so, provided you hold us harmless for any cost Incurred as a result.

Upon termination of this agreement, Creative Intuition will transfer to AmerElite Solutions all your property and materials in our control and for which you have paid.

PRODUCTION SCHEDULES - Production schedules will be established and adhered to by both AmerElite Solutions and the Creative Intuition, provided that neither shall incur any liability, penalty or additional cost due to delays caused by a state of war, riot, civil disorder, fire, labor trouble or strike, accidents, energy failure, equipment breakdown, delays in shipment by suppliers or carriers, action of government or civil authority, and acts of God or other causes beyond the control of the Client or the Designer. Where production schedules are not adhered to by the Client, final delivery date or dates will he adjusted accordingly.

ADDITIONAL PROVISIONS - The validity and enforceability of this agreement will be interpreted in accordance with the laws of the State at Texas applicable to agreements entered Into and performed in the State of Texas. This agreement is our entire understanding and may not be modified in any respect except in an executed agreement.

If we must retain attorneys to collect our invoices, we will be entitled to reasonable attorney's fees, court costs and interest at the maximum rate permitted by law.

AmerElite Solutions, Inc.	Creative Intuition	Date

/s/ Robert Knapp	/s/ Dorah Walden	12/12/05
Robert Knapp	Dorah Walden